SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D (Amendment No. 1) UNDER THE SECURITIES EXCHANGE ACT OF 1934

Quotesmith.com, Inc.
(Name of Issuer)

Common Stock, par value $0.003 per share
(Title of Class of Securities)

749117107
(CUSIP Number)

Zions Bancorporation
One South Main Street, Suite 1134
Salt Lake City, Utah 84111 Attn: W. David Hemingway
(801) 524-4787 with a copy to: Stanley F. Farrar, Esq. Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, California 90067-1725 (310) 712-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 9 pages CUSIP No. 749117107

1	NAME OF REPORTING PERSON Zions Bancorporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,363,636

	8	SHARED VOTING POWER 3,066,945(1)

	9	SOLE DISPOSITIVE POWER 2,363,636

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,363,636(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.3%

14	TYPE OF REPORTING PERSON* CO, HC

(1)	See Items 4, 5 and 6.

Page 3 of 9 pages

        This Amendment No. 1 (this “Amendment”) amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission on March 15, 2004. Unless otherwise stated herein, the Original 13D remains in full force and effect. Terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in the Original 13D.

ITEM 3.	Source and Amount of Funds or Other Consideration.

        The penultimate sentence of Item 3 is hereby amended and restated as follows:

        The aggregate purchase price to be paid by Zions for the Shares is equal to (1) $13,000,000 less (2) any and all amounts (including, without limitation, principal and interest) payable to Zions (as of the date of the issuance and sale of the Shares pursuant to the Stock Purchase Agreement) pursuant to that certain Promissory Note, dated as of May 7, 2004 (the “Promissory Note”), made by Quotesmith for the benefit of Zions.

ITEM 4.	Purpose of Transaction.

        The third paragraph of Item 4 is hereby amended and restated as follows:

        Upon the issuance and sale of the Shares pursuant to the Stock Purchase Agreement, Zions will acquire 2,363,636 shares of Common Stock, representing approximately 32.3%(2) of the issued and outstanding shares of Common Stock. In addition, pursuant to the terms and conditions set forth in the Investor Rights Agreement described in Item 6, so long as Zions(3) holds at least 40% of the Shares, each of (1) Quotesmith, (2) Robert S. Bland, Chairman of the Board, President and Chief Executive Officer of Quotesmith (“Bland”), (3) Maureen A. Bland, Bland’s spouse (“Mrs. Bland”), (4) Southcote Partners, L.P., a Delaware limited partnership the general partners of which are Bland and Mrs. Bland (“Southcote” and, together with Bland and Mrs. Bland, the “Bland Parties”), (5) William V. Thoms, Executive Vice President, Chief Operating Officer and Director of Quotesmith (“Thoms”), (6) Susan E. Thoms, Thoms’ spouse (“Mrs. Thoms” and, together with Thoms, the “Thoms Parties”), and (7) Zions have agreed that (a) the number of Directors on the Board of Directors of Quotesmith shall be fixed at 7 and (b) Zions shall be entitled to nominate or appoint one director to the Board of Directors of Quotesmith (the “Zions Director”).

ITEM 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows: The information contained in Item 6 is hereby incorporated by reference herein.

(2)	Percentage interest calculations in this Amendment are based upon Quotesmith having 4,958,232 total outstanding shares of Common Stock on March 1, 2004, the date the Stock Purchase Agreement was entered into, as represented by Quotesmith in Section 2.3 of the Stock Purchase Agreement.

(3)	For purposes of the descriptions herein of the terms and conditions of the Investor Rights Agreement, the term “Zions” shall include Zions and its affiliates and their respective successors or any transferee or assignee of all of the Shares.

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        (a)        As of the date of the filing of this Amendment, Zions does not own any shares of Common Stock. Upon the satisfaction or waiver of the closing conditions set forth in the Stock Purchase Agreement (including, among other things, approval by the affirmative vote of a majority of the total votes cast on the issuance and sale of the Shares in person or by proxy at a meeting of Quotesmith’s stockholders duly called and held) and the issuance and sale of the Shares to Zions, Zions will acquire 2,363,636 shares of Common Stock, which represents approximately 32.3% of the outstanding shares of Common Stock. As described in more detail in Item 6, on May 7, 2004, each of the Bland Parties and the Thoms Parties entered into voting agreements with Zions pursuant to which they have agreed to vote or cause to be voted all of their shares of Common Stock in favor of, among other things, the issuance and sale of the Shares to Zions. Because the Bland Parties and the Thoms Parties own, in the aggregate, more than a majority of the total shares of Common Stock entitled to vote on such matter as of the date of this Amendment, the issuance and sale of the Shares is no longer subject to any material contingencies. Therefore, pursuant to Rule 13d-3 of the Act, Zions is the beneficial owner of 2,363,636 shares of Common Stock, representing approximately 32.3% of the issued and outstanding Common Stock.

        In addition, because each of the Bland Parties and the Thoms Parties have agreed pursuant to the terms of the Investor Rights Agreement to vote their shares of capital stock of Quotesmith, and any shares of capital stock of Quotesmith for which they have voting rights, to elect the Zions Director, Zions, the Bland Parties and the Thoms Parties may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. Zions disclaims the existence of a group with the Bland Parties and the Thoms Parties, and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by Zions that such a group exists.

        The information in this Amendment with respect to the Bland Parties and the Thoms Parties is based solely on information provided by Quotesmith to Zions. As of the date of this Amendment, each of Bland, Mrs. Bland and Southcote is the beneficial owner of 2,356,445 shares of Common Stock pursuant to Rule 13d-3 of the Act, representing approximately 47.5% of the issued and outstanding Common Stock. As of the date of this Amendment, each of Thoms and Mrs. Thoms is the beneficial owner of 710,500 shares of Common Stock pursuant to Rule 13d-3 of the Act, representing approximately 14.4% of the issued and outstanding Common Stock.

        (b)        Upon the satisfaction or waiver of the closing conditions set forth in the Stock Purchase Agreement (including, among other things, approval by the affirmative vote of a majority of the total votes cast on the issuance and sale of the Shares in person or by proxy at a meeting of Quotesmith’s stockholders duly called and held) and the issuance and sale of the Shares to Zions, Zions will have the sole power to vote and dispose or direct the vote or disposition of all of the Shares. Each of the Bland Parties and the Thoms Parties have the sole power to vote and dispose or direct the vote or disposition of all of their respective shares of Common Stock listed in Item 5(a). In addition, because each of the Bland Parties and the Thoms Parties have agreed pursuant to the terms of the Investor Rights Agreement to vote their shares of capital stock of Quotesmith, and any shares of capital stock of Quotesmith for which they have voting rights, to elect the Zions Director, Zions may be deemed to have shared power to vote or direct the voting of the 3,066,945 shares of Common Stock beneficially owned by the Bland Parties and the Thoms Parties in the aggregate.

Page 5 of 9 pages

        Each of the Bland Parties’ principal business and principal office address is 8205 South Cass Avenue, Suite 102, Darien, Illinois 60561. Bland is the Chairman, President and Chief Executive Officer of Quotesmith. Mrs. Bland is a homemaker. Southcote is a holding company for all of the shares of Common Stock beneficially owned by Bland and Mrs. Bland. Each of Bland and Mrs. Bland are U.S. citizens. Southcote is a Delaware limited partnership.

        Each of the Thoms Parties’ principal business and principal office address is 8205 South Cass Avenue, Suite 102, Darien, Illinois 60561. Thoms is the Executive Vice President, Chief Operating Officer and Director of Quotesmith. Mrs. Thoms is a homemaker. Each of Thoms and Mrs. Thoms are U.S. citizens.

        During the past five years, to the best knowledge of Zions, none of the Bland Parties or the Thoms Parties has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         On May 5, 2004, Thoms sold a total of 10,000 shares in the open market pursuant to a Rule 10b5-1 plan.

        (c)        Except as described above, neither Zions, nor, to the knowledge of Zions, any of the persons listed on Schedule 1 to the Original 13D, the Bland Parties or the Thoms Parties, has effected any transactions in the securities of Quotesmith during the past 60 days.

        (d)        Not applicable.

        (e)        Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Voting Agreements.

        On May 7, 2004, Zions, on the one hand, and the Bland Parties, on the other hand, entered into a Voting Agreement (the “Bland Voting Agreement”). In addition, on May 7, 2004, Zions, on the one hand, and the Thoms Parties, on the other hand, entered into a Voting Agreement (the “Thoms Voting Agreement” and, together with the Bland Voting Agreement, the “Voting Agreements”). Except for the parties thereto and number of shares beneficially owned by such parties, the Bland Voting Agreement and the Thoms Voting Agreement are identical with respect to their provisions.

        The Voting Agreements provide that each of the parties thereto will vote or cause to be voted all of their shares of Common Stock (1) in favor of the issuance and sale of 2,363,636 shares of Common Stock to Zions pursuant to terms of the Stock Purchase Agreement and the consummation of the transactions contemplated by the Stock Purchase Agreement and the Investor Rights Agreement; (2) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Quotesmith under the Stock Purchase Agreement; and (3) against any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially adversely affect the benefit to Zions of the transactions contemplated by

Page 6 of 9 pages

the Stock Purchase Agreement. Each of the parties thereto also agrees not to enter into any agreement, arrangement or understanding with any person or entity prior to the Termination Date (as defined below) to vote or give instructions, whether before or after the Termination Date, in any manner inconsistent with (1), (2) or (3) above.

        The term “Termination Date” is defined for purposes of the Voting Agreements as the earlier of (1) the consummation of the transactions contemplated by the Stock Purchase Agreement and (2) the termination of the Stock Purchase Agreement in accordance with its terms.

        All descriptions of the Bland Voting Agreement herein are qualified in their entirety by the full text of the Bland Voting Agreement, a copy of which is attached as Exhibit 1 hereto and is incorporated by reference herein. All descriptions of the Thoms Voting Agreement herein are qualified in their entirety by the full text of the Thoms Voting Agreement, a copy of which is attached as Exhibit 2 hereto and is incorporated by reference herein.

Stock Purchase Agreement Amendment.

        The Stock Purchase Agreement was amended on May 7, 2004 (the “Stock Purchase Agreement Amendment”) to, among other things, (1) reduce the $13,000,000 purchase price for the Shares by any and all amounts (including, without limitation, principal and interest) payable to Zions pursuant to the Promissory Note as of the date of the issuance and sale of the Shares pursuant to the Stock Purchase Agreement, (2) provide that the closing of the issuance and sale of the Shares shall occur on the third business day after the satisfaction or waiver of the conditions to closing set forth in the Stock Purchase Agreement, (3) provide that the proceeds from the issuance and sale of the Shares will be used by Quotesmith to repay any amounts payable to Zions under the Promissory Note and for general corporate purposes, (4) reflect the fact that the applicable standard for stockholder approval of the issuance and sale of the Shares is approval by the affirmative vote of a majority of the total votes cast on such issuance and sale in person or by proxy at a meeting of Quotesmith’s stockholders duly called and held and not approval by the affirmative vote of a majority of the outstanding shares of Common Stock, (5) delete certain conditions to Quotesmith’s obligation to issue and sell the Shares to Zions and (6) change the date by which if the closing of the issuance and sale of the Shares has not occurred either Zions or Quotesmith may terminate the Stock Purchase Agreement (so long as they have not materially breached their obligations thereunder) from June 1, 2004 to November 7, 2004.

        All descriptions of the Stock Purchase Agreement Amendment herein are qualified in their entirety by the full text of the Stock Purchase Agreement Amendment, a copy of which is attached as Exhibit 3 hereto and is incorporated by reference herein.

Joinder Agreements to the Investor Rights Agreement.

        On May 7, 2004, each of Mrs. Bland, Southcote and Mrs. Thoms entered into joinder agreements (collectively, the “Joinder Agreements”) to the Investor Rights Agreement whereby they agreed to be bound by the terms and conditions of the Investor Rights Agreement to the same extent as Bland and Thoms.

Page 7 of 9 pages

        All descriptions of the Joinder Agreements herein are qualified in their entirety by the full text of the Form of Joinder Agreement to the Investor Rights Agreement, a copy of which is attached as Exhibit 4 hereto and is incorporated by reference herein.

        Except as set forth herein or in the exhibits filed herewith, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D.

ITEM 7.	Material to be Filed as Exhibits.
Exhibit 1:	Voting Agreement, dated as of May 7, 2004, by and among Zions Bancorporation, on the one hand, and Robert S. Bland, Maureen A. Bland and Southcote Partners, L.P., on the other hand.
Exhibit 2:	Voting Agreement, dated as of May 7, 2004, by and among Zions Bancorporation, on the one hand, and William V. Thoms and Susan E. Thoms, on the other hand.
Exhibit 3:	Amendment No. 1, dated as of May 7, 2004, to Stock Purchase Agreement, dated as of March 1, 2004, by and between Quotesmith.com, Inc. and Zions Bancorporation.
Exhibit 4:	Form of Joinder Agreement, dated as of May 7, 2004, to Investor Rights Agreement, dated as of March 1, 2004, by and among Quotesmith.com, Inc., Zions Bancorporation, Robert S. Bland and William V. Thoms.

Page 8 of 9 pages SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 12, 2004	Zions Bancorporation By: /s/ W. David Hemingway —————————————— Name: W. David Hemingway Title: Executive Vice President

Attention: Intentional misstatements or omissions of fact constitutes Federal criminal violations (See 18 U.S.C. 1001) -8-

Page 9 of 9 pages EXHIBIT INDEX

Exhibit 1:	Voting Agreement, dated as of May 7, 2004, by and among Zions Bancorporation, on the one hand, and Robert S. Bland, Maureen A. Bland and Southcote Partners, L.P., on the other hand.
Exhibit 2:	Voting Agreement, dated as of May 7, 2004, by and among Zions Bancorporation, on the one hand, and William V. Thoms and Susan E. Thoms, on the other hand.
Exhibit 3:	Amendment No. 1, dated as of May 7, 2004, to Stock Purchase Agreement, dated as of March 1, 2004, by and between Quotesmith.com, Inc. and Zions Bancorporation.
Exhibit 4:	Form of Joinder Agreement, dated as of May 7, 2004, to Investor Rights Agreement, dated as of March 1, 2004, by and among Quotesmith.com, Inc., Zions Bancorporation, Robert S. Bland and William V. Thoms.